Exhibit 4.1

Westport Innovations Inc.

ANNUAL INFORMATION FORM

for the year ended March 31, 2008

101 - 1750 West 75th Avenue

Vancouver, British Columbia V6P 6G2

Tel: 604.718.2000

Fax: 604.718.2001

www.westport.com

Effective date: June 25, 2008

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	3
CORPORATE STRUCTURE	4
OUR BUSINESS	4
OVERVIEW	4
GENERAL DEVELOPMENTS	6
BUSINESS STRATEGY	6
OPERATIONS	9
MEDIUM-DUTY ENGINES	9
HEAVY-DUTY ENGINES	12
TECHNOLOGY	14
INTELLECTUAL PROPERTY	17
GOVERNMENT FUNDING	18
HUMAN RESOURCES AND POLICIES	19
SOCIAL AND ENVIRONMENTAL POLICIES	20
SHARE CAPITAL	22
DIVIDEND POLICY	22
MARKET FOR COMMON SHARES	22
DESCRIPTION OF CAPITAL STRUCTURE	23
DESCRIPTION OF COMMON SHARES	23
DIRECTORS, OFFICERS, AND SENIOR MANAGEMENT	24
DIRECTOR BIOGRAPHIES	26
OFFICER AND SENIOR MANAGEMENT BIOGRAPHIES	28
SHAREHOLDINGS OF DIRECTORS AND OFFICERS	30
CONFLICTS OF INTEREST	30
RISK FACTORS	30
AUDIT COMMITTEE MATTERS	39
MANDATE OF THE AUDIT COMMITTEE	39
NON-AUDIT SERVICES	43
EXTERNAL AUDITOR’S SERVICE FEES	44
ADDITIONAL INFORMATION	45
LEGAL PROCEEDINGS	45
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45
TRANSFER AGENT AND REGISTRAR	46
MATERIAL CONTRACTS	46
INTERESTS OF EXPERTS	49
ADDITIONAL INFORMATION	49

FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form (“AIF”) constitute “forward-looking statements” including, without limitation, statements with respect to future demand for Cummins Westport Inc. (“CWI”) engines, the ability of Westport to successfully launch High Pressure Direct Injection (“HPDI”) commercially, the ability of Westport’s products to adapt to hydrogen as a fuel and the ability of Westport to exploit and protect its intellectual property. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, product development delays, changing environmental regulations, the ability to attract and retain business partners, future levels of government funding, competition from other technologies and the ability to provide the capital required for research, product development, operations and marketing. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, those which are discussed under the heading “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

Unless specifically stated otherwise, all dollar amounts set forth in this AIF are in Canadian dollars. On Wednesday, June 25, 2008, the Bank of Canada closing rate for one United States dollar was $1.0107 Canadian dollars.

CORPORATE STRUCTURE

In this AIF, references to “Westport”, “the Company”, “we”, “us” and “our” may refer to Westport Innovations Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires.

Westport Innovations Inc.’s governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 - 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 – 2nd Street, S.W. Calgary, Alberta T2P 4K7.

From 1996 to June 2006, we conducted our principal operations through one wholly-owned operating subsidiary, Westport Research Inc. (“WRI”), the governing corporate statute of which was the Business Corporations Act (British Columbia). Under a corporate restructuring substantially completed in August 2006, the assets, liabilities and operations of WRI were transferred to another wholly-owned subsidiary, Westport Power Inc. (“WPI”), the governing corporate statute of which is the Business Corporations Act (British Columbia). This restructuring had no impact on our overall business or mission. More information on this transaction can be found in the “Material Contracts” section of this AIF, on www.sedar.com or in our press release dated June 13, 2006. During the year ended March 31, 2008, we disposed of substantially all of our remaining shares in WRI, now called Wild River Resources Ltd. (“Wild River”), and now own less than 0.5% of Wild River.

In addition, we own 100% of the voting securities of Westport Fuel Systems Inc. (“WPT Fuel Systems”), a Delaware corporation; 100% of the voting securities of Westport Innovations (Australia) Pty Ltd, an Australian corporation; 50% of the voting securities of CWI, a Delaware corporation; and 50% of the voting securities of BTIC Westport Inc. (“BWI”), a Chinese corporation. As of March 31, 2008, we also owned an approximate 2% interest in Clean Energy Fuels Corp. (“Clean Energy”), a publicly-listed company based in Seal Beach, California, the governing statute of which is the General Corporation Law of the State of Delaware. As at June 25, 2008, Westport owns approximately 975,000 shares of Clean Energy common stock with a value of approximately US$10.55 million based on the NASDAQ closing price of $10.82 per share on June 25, 2008.

OUR BUSINESS

The following section contains forward looking information in respect of our operations. Readers are referred to the cautionary statements respecting forward-looking information on Page 3 of this AIF.

OVERVIEW

We are engaged in the research, development and marketing of high performance, low-emission engine and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen.  We develop technology and products that enable light-, medium- and heavy-duty diesel engines to run primarily on either compressed natural gas (“CNG”) or liquefied natural gas (“LNG”), giving users a cleaner, more plentiful and generally less expensive alternative fuel when compared to diesel. Over the longer term, if alternative renewable energy sources such as biogas or manufactured fuels, including hydrogen, emerge as cost-competitive options, we expect our gaseous-fuelled engine technologies, system and experience will position us to exploit new low-carbon fuels as they emerge. We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufacturers (“OEMs”), to manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world. Our products are designed to offer environmental and economic benefits with strong operational performance. We currently have an installed base of over 17,000 natural gas and propane engines operating in 19 countries. We have three strategic pillars: CWI, which is focused on medium-duty applications, LNG systems for heavy-duty trucks, and corporate development. Our LNG systems for heavy-duty trucks are sold through WPT Fuel Systems and Westport Innovations (Australia) Pty Ltd.  Corporate development is focused on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.

CWI is a 50:50 joint venture with Cummins Inc. (“Cummins”), one of the world’s largest manufacturers of diesel engines. CWI develops and produces mid-range engines utilizing gaseous fuels.  CWI sells mid-range 5.9- to 8.9-liter engines globally to more than 50 OEMs of transit and shuttle buses, medium-duty trucks and refuse haulers as well as specialty vehicles such as short haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. Our goal is to offer a superior combination of performance, emissions characteristics and life-cycle cost savings when compared with diesel oil, gasoline and other alternatives.  In 2007, CWI launched its newest engine, the ISL G, which meets 2010 emission requirements today.

Outside of CWI, Westport is engaged in the development, design and marketing of natural gas enabling technology for the heavy-duty diesel engine and truck market. In 2007, we launched an LNG system for heavy-duty trucks offering class-leading emissions performance while maintaining diesel-equivalent horsepower, torque, and fuel efficiency.  We have a relationship with Cummins that enables us to develop natural gas enabling technology for Cummins heavy-duty truck engines. Our LNG system solution, available to customers since early 2007, leverages the Cummins ISX 15-liter diesel engine equipped with (i) our proprietary natural gas fuel injectors known as HPDI technology; (ii) our proprietary fuel pumps provided by Cryostar SAS (“Cryostar”), a division of The Linde Group; (iii) proprietary control units; and (iv) onboard LNG storage tanks designed and patented by us and manufactured by our 50:50 joint venture with Beijing Tianhai Industry Co. (“BTIC”), a Sino-Korean company located in Beijing. We also work with Clean Energy, North America’s largest natural gas refuelling company, and other fuel suppliers around the world to provide access points for LNG and CNG refuelling stations.

We believe we have achieved significant progress in our markets as demonstrated by our strong revenue growth and will continue to further penetrate these markets due in part to the macroeconomic drivers around alternative fuels and our industry relationships developed over the last twelve years. Through CWI, we are able to leverage Cummins’ extensive manufacturing capabilities, sales and marketing efforts, distribution networks, and aftermarket service and support to sell into mid-range engine markets while incurring manageable overhead costs and minimizing working capital requirements for us. We intend to use a similar scalable model to launch our LNG systems for heavy-duty trucks.

While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to selectively monetize our patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights, and contracts to protect our proprietary technology and position in the marketplace.

GENERAL DEVELOPMENTS

In January 2008, we announced that the Kenworth Truck Company (“Kenworth”), a division of PACCAR Inc., will begin production in 2009 of Kenworth T800 LNG trucks with our LNG fuel system technology adapted for the Cummins ISX-15-liter engine at Kenworth’s manufacturing facility in Renton, Washington. In order to support the Kenworth factory initiative, we are investing approximately $3.5 million in a new LNG Fuel System Assembly Center in the Metro Vancouver area, which is expected to be completed in the fall of 2008.

On October 26, 2007, we announced the formation of a 49:51 equity joint venture, Juniper Engines Inc., with OMVL SpA, an Italian company that designs, manufactures and markets complete fuelling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to CNG and liquefied petroleum gas (“LPG”). The new venture will design, produce and sell alternative fuel engines in the sub-5 litre class for global applications. As required under the terms of the Juniper Engines Inc. joint venture agreement, we invested $1.5 million on April 1, 2008, giving us 49% of future profits and losses.

On June 12, 2006, we agreed to issue up to $22.1 million in convertible notes to fund our operations. More information on this transaction can be found in the “Material Contracts” section of this AIF, on www.sedar.com or in our press release dated June 12, 2006. During the fiscal year ended March 31, 2008, the holders of the convertible notes exercised the conversion option and all of the associated warrants. As an inducement for conversion of the convertible notes, we agreed to pay an amount equal to 50% of the interest that would otherwise have been payable on the notes on December 31, 2007 and June 30, 2008, had the notes not been converted.  As at June 25, 2008, our remaining liability on this transaction was approximately $0.4 million.

BUSINESS STRATEGY

Our objective is to enhance and protect our position as a leading provider of alternative technology fuel systems for diesel applications using gaseous fuels such as natural gas, propane or hydrogen both domestically and globally. In order to achieve this goal, we have focused our efforts on the following business strategies:

Continue to Profitably Grow CWI

We believe CWI is a leading provider of mid-range natural gas engines. Since 2004, CWI revenues, expressed in U.S. dollars to exclude foreign exchange distortions, have grown at more than 30% compounded annually on a calendar year basis, while pre-tax operating profits have compounded by approximately 450% in the same period from breakeven in 2004. We believe this is a result of providing a quality product for the natural gas market, providing superior customer service and an increasing number of customers around the world recognizing the economic benefits due to high oil prices and environmental advantages of using diesel engines that run on natural gas compared to diesel fuel. We anticipate increased demand for CWI engines given their performance and emissions characteristics, and their life-cycle cost advantages. We anticipate growth in CWI’s natural gas engine sales resulting from penetration in new geographies globally, attracting new customers in the bus, including shuttle and transit, and refuse truck markets, and adoption by new markets such as the container port delivery trucks and yard hostler markets and possibly school buses.  We also anticipate increasing CWI penetration levels in both the bus fleet and refuse truck markets as economic benefits of natural gas increase. We expect the increased adoption rate for CWI natural gas engines to result in incremental revenue and margins given CWI’s operating leverage, fully developed technology and fixed cost fulfillment process.

Accelerate Commercialization of Our HPDI LNG Technology System

In March 2007, Westport began to deliver its first LNG engine systems for heavy-duty trucks. This product has been in development since 1999 and has undergone extensive testing and field trials in Canada, Australia and California and we are now launching our HPDI LNG system in North America and Australia. We have already generated significant momentum, including the exclusive agreement we signed with Kenworth Truck to begin assembly line production of the Kenworth T800 equipped with our LNG fuel system for the Cummins ISX 15-liter engine for the San Pedro Bay Ports and other customers. In February 2008, we announced that Wal-Mart Stores, Inc. (“Wal-Mart”) will introduce four LNG-fuelled Peterbilt Motor Company trucks into service at its distribution center in Apple Valley, California. The San Pedro Bay Ports, under their Clean Air Action Plan, are targeting replacing all of the 16,800 trucks serving the port today over the next four years and have committed that at least 50% of these new trucks will be fuelled with natural gas.  Of the five truck manufacturers who participated in the alternative fuel truck procurement process at the Ports in 2008, all five proposed trucks incorporate either Westport’s LNG system with the Cummins ISX engine, or CWI’s ISL G engine. Another region where we believe that market conditions are favourable for LNG trucks is Australia. A significant market driver in Australia is the availability of low-cost feed gas for LNG production that could provide strong financial incentives for heavy-duty trucking fleets, mines, and other high fuel use applications to operate with our LNG system-equipped engines.

Leverage Our Partners’ Resources

Our strong relationships not only create a barrier to entry for competitors who do not have comparable relationships, they also allow us to achieve significant operating leverage as we utilize our partners’ manufacturing, distribution, and sales and marketing capabilities. CWI engines, for example, are manufactured or assembled at Cummins plants in the United States, China and India, allowing CWI to spread production of its engines without incurring any capital costs. CWI also leverages Cummins’ supply chain, back office systems and distribution and sales networks. This leverage allows CWI to grow revenues and gross margins faster than expenses. For LNG systems for heavy-duty applications, we have established key alliances with Kenworth, a pre-eminent truck manufacturing company for manufacturing, distribution and sales, Cummins, one of the largest diesel engine manufacturers in the world for the supply of engines, BTIC, a Sino-Korean manufacturer of LNG fuel tanks for our HPDI LNG system, and Cryostar. We plan to use a similar model of leveraging our partners for manufacturing, distribution and sales. We are pursuing additional North American and international strategic alliances to continue to accelerate our market penetration and increased adoption of our technologies.

Focus on Geographic Expansion by Penetrating Key Markets in Asia and Europe

China is one of the world’s largest markets for all types of road vehicles, and its heavy-duty truck (>16 tonne) market is already about as large as those in Europe and NAFTA. China’s vehicle production has more than doubled in the past five years, while production in Germany, Japan, and the U.S. is nearly flat or declining. Assuming that current trends continue, within five to ten years China could be both the world’s largest consumer and producer of motor vehicles.

Vehicle Production in the Top Four Producing Countries

China is focused on moderating the impacts of rapid urbanization and tremendous vehicle growth.  Natural gas engines are well positioned to increase market share due to lower environmental impact compared to diesel engines. CWI supplies customers in China with high performance CNG bus engines and has expanded beyond Beijing into several other Chinese cities. An additional focus for growth in Asia will be exports of our CWI engines through Chinese OEMs to other countries in Southeast Asia and South America. We also focus on promising markets in other parts of Asia, such as India. According to the International Association for Natural Gas Vehicles, an industry association, 2005 data showed Pakistan third and India fifth in terms of total numbers of natural gas vehicles, while Delhi, India has one of the world’s largest natural gas bus fleets.

European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns, and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe’s transit, refuse, and urban truck markets. CWI engines are already being offered in vehicles produced by Renault Trucks SAS of France, and have also been sold for transit applications in Eastern Europe. In 2005, CWI supplied 234 engines for refuse collection and street sweeper trucks in Paris, France. In 2006, CWI announced an order for 278 engines to Russian Buses, of Moscow, Russia, CWI’s first large order from a Russian OEM. CWI has also delivered 50 engines to Cairo, Egypt. Longer-term market prospects are foreseen in North Africa and in Middle Eastern markets.

Expand OEM and Market Availability

We are also focused on developing new OEM and supply relationships.   We cooperate or have cooperated on fuel delivery system development programs with a number of companies and are continuing discussions with a number of the world’s leading truck and engine OEMs to develop products for their markets.

We have previously developed technologies for the power generation market and we also believe that our technologies and systems can be applied to off-road vehicles such as mine-haul trucks, and to marine and rail transportation.

Continue to Leverage Our Intellectual Property Portfolio

We are pursuing opportunities to leverage our significant intellectual property portfolio to develop new products, achieve stronger market penetration and increase our revenue streams. Westport and CWI have already realized the revenue opportunities with a licensing model through relationships with Cummins India Limited (“CIL”), Dongfeng Cummins Engine Company Ltd. (“DCEC”) and Cryostar. We are currently in discussions with several international partners to provide our technology under a licensing agreement.

Expand Our Product Offering by Adapting Our Technology for Multiple Alternative Fuel Use

Our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas. Over the longer term, if alternative renewable energy sources such as biogas or manufactured fuels, including hydrogen, and dimethyl ether emerge as cost-competitive options, we expect our gaseous-fuelled engine technologies, system and experience will position us to exploit such new low-carbon fuels as they emerge.

In order to maintain technology leadership in the gaseous fuel combustion area, we are working to adapt our technology with hydrogen and other alternative fuels. We are working with Ford Motor Company (“Ford”) and Bayerische Motoren Werke AG (“BMW”) on hydrogen injection technologies and products.

OPERATIONS

We provide natural gas enabling technology for medium-duty diesel engines primarily to the bus fleet and refuse truck markets and also provide a comprehensive technology system to the heavy-duty truck market that allows heavy-duty diesel engines to run on primarily natural gas, store natural gas, and refuel with natural gas. We offer the heavy-duty truck market a total natural gas solution, which facilitates the conversion to and adoption of natural gas engines as logistical transition costs are largely avoided.

MEDIUM-DUTY ENGINES

CWI’s existing mid-range engine products feature spark-ignited technology and are used mainly for urban buses and trucks. We believe that because of inherent advantages in low-emission internal combustion natural gas engines, CWI products can offer lower life cycle costs in a number of applications compared to conventional and other alternative-fuel engine products. CWI engines compete with conventional and alternative-fuel engines on a number of different factors including reliability, performance, price, service, parts availability, and other factors. CWI believes its engines have a strong competitive advantage over other alternative fuel engines. CWI is already the leading supplier of natural gas engines to North American transit and city fleets, and the outlook for product markets is promising.

CWI has five mid-range engines in commercial production today: the ISL G, C Gas Plus, B Gas Plus, B LPG Plus, and B Gas International (“BGI”).

The ISL G was introduced in 2007 and is the world’s first engine for urban bus and medium-duty truck applications to be certified to the 2010 U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board (“CARB”) emissions levels. The ISL G incorporates new combustion and emissions control technologies to offer all the advantages of previous clean-burning natural gas engines with an increase in performance and fuel efficiency, while meeting the strict 2010 EPA and CARB emissions standards of 0.2 grams per brake horsepower-hour (“g/bhp-hr”) nitrogen oxide (“NOx”) and 0.01 g/bhp-hr particulate matter. In 2008, the ISL G was certified to the Euro EEV (Environmentally Enhanced Vehicle) standard, expanding the engine availability to Europe and other markets around the world.

The 8.9-litre, ISL G engine uses stoichiometric cooled-exhaust gas recirculation (“EGR”) combustion, leveraging Cummins proven cooled EGR diesel technology to create a high-performance natural gas engine. The use of cooled EGR in place of large amounts of excess air not only lowers combustion temperatures, it also allows the creation of an oxygen-free exhaust, which in turn allows for the use of a three-way catalyst (“TWC”) on the exhaust. TWCs are simple passive devices that are maintenance-free and have been commonly used in passenger cars since the 1970’s. CWI’s stoichiometric cooled-EGR technology improves power density as well as fuel economy and emissions. In fact, low-speed torque is improved by over 30% compared to previous engines. With ratings from 250 to 320 horsepower, this new high-performance, low-emissions engine has sufficient power and torque for large transit buses, refuse collection trucks and municipal works medium-duty trucks. The ISL G has replaced the C Gas Plus and the L Gas Plus in North America.

The C Gas Plus is an 8.3-litre natural gas engine with ratings from 250 to 280 horsepower. Introduced in June 2001, it is an advanced version of the C8.3G engine that Cummins had been producing since 1996. The C Gas Plus will continue to be offered in markets outside of North America certified to Euro III and IV emissions standards established by the European Union.

The B Gas Plus and propane B LPG Plus engines are 5.9 litres in displacement and are suitable for shuttle bus, vocational and other truck applications that require less power and smaller package size than the C Gas Plus. Launched in October 2002, the B Gas Plus is an advanced version of the previous B5.9G natural gas engine, which Cummins had been producing since 1994. It is certified to 2008 EPA and CARB standards and Euro V, EEV emissions standards. The B Gas Plus has power ratings from 150 to 230 horsepower. The B LPG Plus, launched in May 2003, is an advanced version of the B5.9LPG propane engine. It has a power rating of 195 horsepower and is certified to 2008 EPA and CARB emissions standards.

The BGI replaced the B5.9G natural gas engine in developing country markets with the ability to be assembled locally in China and India to get closer to customers in those markets and to minimize import costs and allow more competitive pricing with local Chinese and Indian manufacturers.

Medium-Duty Engine Production

On December 16, 2003, Westport and Cummins announced the signing of a restated and amended joint venture agreement (the “Amended JVA”), which replaced the original joint venture agreement signed in March 2001, and focused CWI’s business plan on mid-range engines. Pursuant to the Amended JVA, Cummins converted its preferred share interest in CWI to common shares and CWI was continued as a 50:50 joint venture.  Both Westport and Cummins now hold equal numbers of voting common shares in CWI, and equal representation on the CWI board of directors.

Under the Amended JVA, Cummins granted to CWI an exclusive, worldwide license to make, have made, use, market, or sell engine product and parts embodying, using or designed to practice any current and future intellectual property requested or required by CWI in order to pursue the business opportunities relating to automotive gaseous fuel versions of Cummins B, C, and L diesel engines (and their derivatives) and any future CWI products for distribution approved by the CWI board of directors. Cummins has agreed to manufacture the engines for CWI’s business, and to transfer them to CWI at cost. In consideration for these terms, CWI agreed to pay Cummins a technology royalty fee equal to 1.5% of engine revenue in 2004, and to 2.75% of engine revenue thereafter, to a cumulative maximum of U.S.$10.4 million. CWI operates with an OEM on-line production model whereby CWI’s proprietary medium-duty natural gas engine technology is installed directly into the Cummins engine during the manufacturing process as opposed to being integrated into the Cummins engine subsequent to engine production for up fitting. Profits and losses are shared equally between us and Cummins.

Although there is no set term to the CWI joint venture, the Amended JVA provides for the possible termination of the joint venture and the distribution of CWI’s assets between Cummins and us in the event of unresolved material breaches by either party or the bankruptcy of either party, or upon a change of control (50% of voting stock) of either party. Either party may provide written notice of intent to purchase the other party’s shares in 12 months, at 125% of fair market value as determined by an independent valuator, and with the obligation to continue to share profits for two years following the purchase. Finally, either party may elect to terminate the joint venture if CWI has a cumulative net loss greater than U.S.$5,000,000 (excluding non-cash expenses such as stock-based compensation charges, and restructuring charges) at any time over a five-year period starting January 1, 2004.

CWI currently designs and develops commercial mid-range engine products and markets and sells to transit bus and urban truck OEMs around the world. These engines operate on natural gas, stored on the vehicle in either high-pressure compressed gaseous form (CNG), or as a cryogenic liquid (LNG). CWI also offers engines that operate on LPG. CWI engines are manufactured today in three different locations: a Cummins joint-venture engine plant in Rocky Mount, North Carolina, CIL in Pune, India, and DCEC in Xiangfan, Hubei Province, China. CWI engines are distributed and supported through Cummins’ worldwide distribution network.

In January 2005, CWI’s board of directors appointed Guan Saw as President, effective April 1, 2005. Prior to CWI, Mr. Saw was Cummins General Manager-East Asia International Distributor Business based in Beijing. Mr. Saw has been responsible for Cummins distributor business growth in East Asia, including China, Hong Kong, Taiwan, and Mongolia.

The board of directors of CWI is comprised of three representatives from each of Westport and Cummins. The Chairman of CWI is Steven Chapman, who is also Cummins Group Vice

President – Emerging Markets and Businesses. The other Cummins-appointed directors are Dr. John Wall (Vice President and Chief Technical Officer) and Randi Engelhardt (Director of Finance – Emerging Markets and Businesses). CWI’s Westport-appointed directors are David Demers (Chief Executive Officer), Dr. Michael Gallagher (President and Chief Operating Officer), and Elaine Wong (Executive Vice President and Chief Financial Officer).

HEAVY-DUTY ENGINES

A central pillar of our strategy to diversify our revenue base has always been the commercialization of our HPDI technology for heavy-duty trucks, for both on-road and off-road applications. Our immediate market focus is the United States, particularly California and Texas, and Australia, where LNG infrastructure and fuel relationships are established and there is increasing demand for alternative fuel Class 8 vehicles operating from central locations, such as ports and goods distribution centers.

Our HPDI technology allows a Class 8 heavy-duty truck to operate with approximately 95% replacement of diesel fuel by natural gas in high duty cycle applications. In addition, our HPDI technology maintains the diesel performance and efficiency throughout its operating range. By directly injecting the natural gas at high pressure into the combustion chamber, HPDI reproduces key benefits of diesel engines: high efficiency over the speed and torque operating range; high torque capability; and robust reliability. The use of diesel pilot ignition provides powerful ignition and contributes to the reliability and durability of the system. At the same time, the properties of natural gas contribute to a significant reduction in combustion by-products, such as NOx, particulate matter (“PM”), and greenhouse gases (“GHG”).

We believe HPDI engines are the best solution for ultra-low emissions heavy-duty trucks that require one or more of the following characteristics:

•                  high torque at low engine speeds;

•                  excellent transient response;

•                  lower NOx (North America) and PM (Australia) emissions; and

•                  lower greenhouse gas emissions.

We target geographical markets with the following characteristics:

•                  local emissions regulations requiring stringent environmental performance;

•                  LNG fuel availability in the market at delivered prices that make total life cycle costs for vehicle purchase and operation materially cheaper than conventional diesel trucks;

•                  incentives of various kinds to offset the total incremental costs of low-emissions vehicles; and/or

•                  diesel emissions reduction equipment costs that are sufficiently large such that when new regulations force lower emissions, total life-cycle costs for conventional diesel vehicles rise and surpass equivalent costs for natural gas vehicles.

We believe that these factors are currently present in southern California and Australia.  Within these areas, we target return to base fleets or short-haul heavy-duty truck corridors where fuel infrastructure can be more easily established and managed. We are currently targeting prospective customers at the San Pedro Bay Ports and other fleet operators serving predictable routes in the Los Angeles Basin.

The HPDI technology involves new proprietary natural gas fuel injectors, fuel pumps, control units, and onboard LNG storage tanks. The LNG is pressurized with a unique tank-mounted LNG pump, powered by hydraulic oil from a hydraulic pump. The LNG is then vaporized – using excess heat from the engine coolant – and exits the tank module as a warm, high-pressure (4,500 psi) gas. At the same time, a diesel fuel pump pressurizes diesel fuel from the pilot diesel tank. Both fuels are sent to the fuel conditioning module, where they are pressure regulated, filtered, and distributed to the fuel injectors. All of our LNG system components are electronically controlled by the control units, allowing continuous adjustments that provide optimal engine operation. The Westport ISX-G engine and LNG fuel system are currently available for North America (certification valid through December 2009) and Australia (certification valid through December 2010). We are currently working towards development of the LNG system to meet the 2010 U.S. standards.

Current Engine Ratings

The Westport ISX-G LNG engine, the natural gas version of the ISX, for North America is offered in four ratings, 400 horsepower with 1450 ft-lbs torque, or 450 horsepower with 1650 ft-lbs torque, and “Smart-Torque” ratings at 400 horsepower and 450 horsepower, matching the diesel-fuelled base ISX engine.

In Australia, three HPDI engine ratings are being developed, GX-485 with peak power of 500 horsepower and 1650 ft-lbs torque, GX-525 with peak power of 550 horsepower and 1850 ft-lbs torque, and GX-550 with peak power of 578 horsepower and 1850 ft-lbs torque. These engines have been certified to the Australian Design Rules (“ADR”) emission levels for 2008, called ADR 80/02.

Heavy-Duty LNG System Production

The main component parts of our LNG system include the (i) Cummins ISX engine (sold separately), (ii) HDPI engine fuel system, and (iii) LNG pump and tank. We expect to transition our LNG system production model from an up fitting model to an OEM on-line production model and have begun this process by reaching an agreement with Kenworth to produce HDPI trucks on assembly line in early 2009. For OEM supply, the Cummins ISX engine will be manufactured at Cummins’ manufacturing plant and then transported to our 21,000 square foot assembly center in Delta, British Columbia, where it will be upfitted with our proprietary HDPI technology. The Delta facility will also be responsible for the final assembly and testing of the HPDI injectors and proprietary cryogenic LNG pump and storage tanks. The cryogenic pumps and LNG tank are manufactured based on our proprietary design by our supply partners. Component parts are delivered to our assembly plant where the assembly process is completed as described in the illustration below.

TECHNOLOGY

We have invested approximately $250 million in developing our technology, products and test facilities and building our intellectual property base.  As one of the few companies we are aware of focused on gaseous fuel engine technologies, we believe we are a world leader in gaseous-fuelled engines that incorporate high pressure, common rail, direct injection technologies.

We have developed a wide range of demonstration engines incorporating our technologies, as small as 1.4 litres, used in passenger cars, and as large as 60 litres, which are large industrial engines for power generation and off-road applications.

Gaseous Fuel Injectors

Our direct-injection gaseous fuel injectors are designed to be incorporated into a diesel engine with no head modifications and no changes to the engine hardware beyond substituting a diesel injector for our injector. No special pistons, cams, heads, gas mixer, or port injectors are needed. Late-cycle, high-pressure direct injection ensures diffusion-type combustion and, therefore, retains the high power, torque, and efficiency of a regular diesel engine.

We have developed fuel systems capable of handling the special challenges presented by compressible fuels. For instance, our injectors are designed to manage:

•                  the high volumetric flow rates required for a fuel much less dense than diesel;

•                  complex fuel routing for two fuels within the injector;

•                  carbonizing and thermal fluctuations that can result from the reduced cooling capacity of a gaseous fuel; and

•                  high pressure differentials within the injector and the fuel leakage that can result.

We design and test our own natural gas direct injection fuel injectors. We also control injector assembly and quality, but we contract component fabrication to outside manufacturers.

High Pressure Direct Injection

HPDI engines use small diesel pilot sprays and larger gas sprays. For high duty applications, the diesel is, on average, approximately 5% of the total energy input and is used to start the combustion process just prior to the main injection of natural gas. HPDI injectors are common-rail, diesel-actuated, and electronically controlled. They can power engines at diesel-like efficiencies but cut engine-out NOx emissions by up to 40-50%, PM emissions by 60-80%, and GHG emissions by 15-30% compared to the equivalent diesel engines. Our HPDI technology has been demonstrated on Cummins, MAN and Detroit Diesel engines and could be applied to any modern direct injection diesel engine, given sufficient development.

Hot Surface Ignition

Hot surface ignition (“HSI”) engines use only gaseous fuels (usually natural gas or hydrogen). There is no diesel pilot spray required. Ignition generally depends on a continuously operating glow plug. HSI injectors are common rail and directly actuated. Direct actuation allows almost unlimited injection flexibility for multiple injections, and unparalleled injection rate control for rate-shaping. Emissions are drastically reduced because of the natural gas, but diesel-cycle diffusion combustion retains the power, torque, and efficiency of the diesel engine.

We have demonstrated this technology, also called CNG-DI technology, for Isuzu Motor Ltd. (“Isuzu”) engines. Testing on Isuzu prototype engines using HSI shows no measurable particulates, up to 20% less greenhouse gas emissions (mainly carbon dioxide) than equivalent diesel engines, and 30% increased fuel efficiency over current natural gas engines of this capacity.

In July 2002, to help advance our light-duty technology, we acquired substantially all of the assets of GVH Entwicklungsgesellschaft für Verbrennungsmotoren und Energietechnik mbH (“GVH”) of Dortmund, Germany. Technologies developed by GVH relate to hot surface ignition, glow plugs, fuel injection, controls and gas compression.

Combustion Technology

Our combustion technology was conceived to manage the challenges unique to burning a directly-injected compressible fuel. For example, we have developed strategies to select injection pressure, injection rate, fuel injection timing and quantity, nozzle geometry and EGR quantity, to best optimize performance and emissions.

We have also developed “virtual engine” modeling and other analytical tools uniquely capable of designing better methods of burning compressible fuels to power internal combustion engines.

For instance, we have developed methods for improved start-of-combustion controls using accelerometers. The accelerometer based start of combustion system can be used to control homogeneous charge compression ignition engines.

Cryogenics

Our cryogenic technologies provide gaseous fuels for mobile applications, where durability is important, space is limited, and excess weight is costly. Our designs for compact cryogenic pumps and storage vessels are well suited to high-vibration applications.  Our LNG pump is designed to be fitted within a cryogenic vessel to minimize heat leak and external exposure of cryogenic parts.

We have also developed associated refuelling infrastructure components for LNG and CNG, including cryogenic transfer. Although designed for fuel storage and delivery, this technology could be easily adapted for other applications where cryogenic technology is used, such as medical or industrial applications.

Aftertreatment

As a natural gas engine fuel system developer, we have investigated and developed aftertreatment systems for natural gas engine technology. We have worked with lean NOx absorbers and have investigated particulate filters. Novel systems and methods, applicable to both natural gas and diesel engines, have been developed. For example, we have developed systems and methods for the in-line regeneration of lean NOx absorbers. The systems allow for thermal management of the catalysts, along with advanced sulphur management control methods. These systems have allowed us to demonstrate improved NOx absorber performance. In addition, the sulphur management methods can improve the durability of NOx absorbers.

Compressors

We have designed compressors to meet the fuel system’s need to provide high-pressure natural gas to the injectors. This compressor technology is modular and scalable to adapt to varying flow rates, gas pressures, and packaging requirements, which often dominate vehicle fuel-system design. In general, the compressor allows storage tanks to be drawn down to a low pressure while maintaining high injection pressure—in the thousands of pounds per square inch–thus extending time between refills while maintaining consistent gas delivery performance.

Lean Burn Spark Ignited

CWI’s lean burn spark ignited (“LBSI”) gaseous-fuelled engines use Otto-cycle combustion with large amounts of excess air to maintain relatively low combustion temperatures resulting in low NOx output. This architecture relies on traditional spark plugs to ignite a pre-mixed air/fuel charge, which can accommodate most gaseous fuels including natural gas, propane, hydrogen, and blended fuels. CWI’s spark ignited engine technologies are integrated with a robust diesel engine platform to create a clean-burning alternative fuel engine with excellent reliability and durability characteristics.

Stoichiometric Exhaust Gas Recirculation Spark Ignited

CWI’s stoichiometric exhaust gas recirculation spark-ignited (“SESI”) technology builds upon the LBSI approach by using high rates of cooled EGR in the combustion process in place of large amounts of excess air. The use of cooled EGR allows the creation of oxygen-free exhaust, which then allows for the use of a TWC. TWCs are simple passive devices that have been in common use in passenger cars since the 1970s and have NOx conversion efficiencies in excess of 95% while controlling carbon monoxide and hydrocarbon emissions. SESI technology will deliver ultra low emissions, below EPA 2010 levels, with increased thermal efficiency and higher low-speed torque compared with today’s LBSI engines.

INTELLECTUAL PROPERTY

The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans, to best enable the successful commercialization of our proprietary and superior products. Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the market. We rely on a combination of patents, trade secrets, trademarks, copyrights, and contracts to protect our proprietary technology.

We are committed to our strategy of building an intellectual property portfolio that encompasses a variety of intellectual property rights, and protects our key intellectual assets. We believe these intellectual assets will enable us to remain competitive in our industry.

We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and diligent management of patent applications. We have a comprehensive invention disclosure program involving written invention memoranda, and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets. Patents provide us with a potential right to exclude others from incorporating these technical innovations into their products and processes. We also use patents, along with publications and, where appropriate, licensing of third party technologies, to provide us with the flexibility to adopt preferred technologies.

As of March 31, 2008, we held 52 issued U.S. patents and four allowed U.S. patents, in addition to corresponding issued patents or pending patent applications in numerous other countries around the world. The expiration dates of issued U.S. patents in our portfolio ranges from November 2008 to May 2026. We also have a number of patent applications pending in the United States and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file patents in all of the major industrial countries that are of interest to us. These issued and pending patents cover various aspects of our technology.

We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities, which continues to yield new and patentable developments. We expect to file new patent applications each year as our patent portfolio expands to strengthen our leadership role as a developer of gaseous-fuelled engine technology by capturing new developments as they arise. Our intellectual property program includes a strong competitor-monitoring element; we actively monitor the patent activity, technical developments, and market position of our competitors. We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market for our products develops, and we also expect that our growing patent portfolio, especially when coupled with a strong enforcement program, will provide us with a significant advantage over our competitors.

Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners, and customers. We carefully protect our intellectual property rights in our collaboration agreements with a view to capturing maximum value from our products, and ensuring a competitive advantage. We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.

GOVERNMENT FUNDING

Westport and CWI have won significant funding awards from U.S. and Canadian government agencies and from trade groups for technology development and demonstration projects. In some cases, the government or trade-group funding may be repayable in whole or in part, depending on the success of the technology. Some of the more material awards include:

•                  February 2008 – We were awarded U.S.$2.25 million in funding from the SCAQMD, the California Energy Commission (“CEC”) and the San Pedro Bay Ports to support the development, demonstration, commercialization and certification of our heavy duty LNG fuel system for the Cummins ISX to meet the EPA 2010 NOx (0.2 g/bhp-hr NOx) emissions standard prior to 2010. Under the terms of the agreement, we will receive U.S.$1.25 million from the SCAQMD, U.S.$250,000 from each port and U.S.$500,000 from the CEC.

•                  January 2007 – We were awarded AU$1.36 million from the Australian Government’s Alternative Fuels Conversion Program for a project to evaluate the use of LNG as a fuel for heavy-duty highway trucks in Australia.

•                  February 2006 – CWI awarded U.S.$350,000 in funding from Utilization Technology Development for CWI’s previously announced ISL G engine product development program.

•                  September 2005 – CWI awarded U.S.$690,000 in funding from the SCAQMD for CWI’s ISL G engine product development program.

•                  April 2005 – With a consortium of partners, we announced an additional funding commitment from the Government of Canada for the Vancouver-based demonstration of public transit buses announced in June 2004. This is in addition to the “June 2004” funding for hydrogen-enriched compressed natural gas-fuelled (“HCNG”) buses listed below.

•                  March 2005 – $567,000 in funding to us from the National Research Council of Canada’s Industrial Research Assistance Program to offset costs related to our work in Asia and the development of our natural gas and hydrogen engine technologies.

•                  February 2005 – U.S.$600,000 from the U.S. National Renewable Energy Laboratory (“NREL”) for CWI to develop a next-generation natural gas engine that will meet stringent 2010 EPA and 2007 CARB urban bus standards. Scheduled for commercial launch in 2007, the new engine will be introduced three years ahead of the EPA deadline.

•                  December 2004 – U.S.$1.95 million to us from the SCAQMD to advance the development of our proprietary HPDI technology for heavy-duty truck engines.

•                  October 2004 – U.S.$1.5 million to us from NREL, a cost-sharing subcontract to develop and deploy the next generation of its HPDI technology in heavy-duty natural gas trucks in California. The total project cost is estimated to be U.S.$1.9 million. NREL funding is provided through sponsorship from the U.S. Department of Energy “FreedomCAR and Vehicle Technologies” and “Clean Cities” programs.

•                  June 2004 – Together with a consortium of partners, we announced a major funding commitment (subject to contract completion) from SDTC for a demonstration of up to five HCNG transit buses in Vancouver.

•                  March 2004 – $350,000 to us from IRAP for advanced technology development of CNG-DI technology.

•                  May 2003 – €220,000 to us from the German gas industry, led by Ruhrgas AG, to cover costs associated with the development, preparation, and commissioning of a MAN heavy-duty engine equipped with our technology and a market study.

•                  May 2003 – U.S.$592,000 funding to CWI from NREL to advance development of the 8.9-litre L Gas Plus spark-ignited natural gas engine for use in larger transit and urban truck applications.

•                  March 2003 – $18.9 million from Technology Partnerships Canada (“TPC”) to support the development of high-performance low-emissions engines for vehicle applications. For more details, please see “Additional Information - Canada’s Industrial Technologies Office (formerly TPC)”.

•                  March 2003 – U.S.$476,000 funding commitment from NREL to a project team involving CWI and led by SunLine Transit in California for a field trial using an HCNG engine in SunLine’s transit buses.

HUMAN RESOURCES AND POLICIES

We have attracted a highly educated, experienced team of professionals focused on the development of our technologies. We actively recruit skilled individuals and then provide them with specific training relating to our technology. This enables us to hire people from different professional backgrounds, ensuring a readily available pool of talent. Where appropriate, we retain consultants and contract workers with specific expertise. Due to our position as a world leader in natural gas engine technology, we have been able to attract experienced qualified personnel from around the world building a diverse workforce.

As of March 31, 2008, we had a world wide total of 206 employees made up mostly of engineers and technicians. Of that number, we had 181 full-time employees and 15 contract or part-time staff in our offices in Vancouver, Canada and throughout the United States, 1 contract employee in Australia and nine full-time employees in our Beijing office. CWI had 47 full-time employees, including 36 employees seconded from Cummins and 11 employees seconded from us, as well as four contract staff.

Our employees are not represented by a labour union, and we believe that our relationships with our employees are good. Each new employee is required to execute confidentiality and proprietary rights agreements as well as a Code of Conduct as part of the terms of employment. To encourage focus on achievement of medium- to long-term performance goals, virtually all of our employees are eligible for annual bonuses that are tied to achievement of corporate milestones.

SOCIAL AND ENVIRONMENTAL POLICIES

Our Environmental Policy Statement outlines the standards to which our operations must be held:

•                  Our operations will comply with government regulations, industry codes and standards, applicable laws, and internal company policies.

•                  We will monitor industry best practices and adopt and implement those that contribute to the protection of the environment.

•                  On-site contractors and others acting on our behalf are expected to abide by the same code of conduct.

•                  We will continue to research, design, and develop engine products that sustain natural resources, preserve the environment, and safeguard employees, customers, and the general public from injuries or health hazards.

•                  We will determine, evaluate, and mitigate the environmental impacts of our existing operations, and will conduct a thorough environmental assessment and risk analysis prior to the implementation of new projects.

•                  We will abide by internally established standards to utilize energy and other resources efficiently in our operations, including emissions and waste management programs, which exceed current legislative requirements.

•                  All environmental incidents or unplanned releases will be investigated and the findings will be communicated as necessary to all affected parties.

•                  We will train our employees on their individual responsibility to protect the environment, to adhere to the Environmental Policy Statement, and to cooperate with our efforts in this regard.

•                  In conjunction with external response agencies, we will respond to environmental emergencies including hazardous material spills and unplanned releases promptly and effectively via a trained and coordinated on-site emergency response team.

•                  We will evaluate our environmental performance through regular auditing and assessment of our regulatory compliance and adherence to the above principles, and will communicate the appropriate information to our board of directors (the “Board”), employees, shareholders, governmental agencies, and the general public.

Our commitment to corporate responsibility is evident not only in the development of our products and technologies, but also in our ongoing efforts to enhance the social benefits derived from our business activities and minimize the environmental footprint of our operations. Every year, we review our operations, taking a hard and critical look at our environmental footprint and set targets for improvement. In September 2003, we completed a joint project with Terasen, a gas utility in Vancouver, which enables us to re-inject LNG used for our pump testing back to the pipeline. This is a significant environmental accomplishment, as more than 550,000 kilograms of LNG have been re-injected to date. We published our first sustainability report at the end of fiscal 2008 to highlight aspects of our safety, environment and community engagement performance. We have self-declared this report to correspond to application Level C in the six-level grid of the Global Reporting Initiative G3 guidelines.

We are committed to providing a discrimination and harassment-free workplace. Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct that all employees and directors review and sign annually. We have also implemented an ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for “whistle blowing” in good faith.

Our employees demonstrate an active desire to contribute to our community. We have supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, our employees have donated more than $200,000 to the United Way and our campaigns have been recognized as leading efforts in the British Columbia high-tech sector.

IMPACT is an employee leadership team established to drive community engagement and community enrichment. Launched in 2007, IMPACT brings together the various volunteer activities, events and initiatives that employees were already involved with into one coordinated effort. IMPACT’s vision of community is broad and encompasses the actual communities in which we live and work, our immediate neighbours and our workplace. IMPACT has an ambitious and inspiring mandate to have its activities leave a positive and measurable impact on the community.  Community leadership is a core value of ours and to support this, every employee is given 16 hours of paid leave per year to volunteer with a charitable organization of his or her choosing.

We have been a sustaining member of Canadian Business for Social Responsibility since 2001 and were one of the first members of the Canadian high-tech sector to join this group of progressive organizations committed to the principles of sustainability.

We have been listed on the Jantzi Social Index (“JSI”) since August 2000. The JSI is a socially-screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consisting of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria. The JSI has begun to generate the first definitive data on the effects of social screening on financial performance in Canada.

In November 2007, we were named to the Corporate Knights Cleantech 10™. Cleantech refers to clean technologies that enable us to make more with less and to minimize the negative impact of human activity on the environment and public health. It is much broader than “greentech” or “enviro-tech”, which focus primarily on regulatory driven pollution control and remediation.  Cleantech Indices LLC determined the listing by applying a set of 18 screening criteria to all TSX companies that are part of a broader cleantech investment category. The cleantech criteria emphasized purity (percentage of revenues of income from cleantech business) and quality (strategy, management, financial strength, sector leadership). Other key criteria include growth, earnings, liquidity, capitalization, technology/intellectual property and overall impact.

Our 2008 Sustainability Report has been included in our 2008 Annual Report.

SHARE CAPITAL

DIVIDEND POLICY

To date, we have not paid out any dividends on our common shares (“Common Shares”). The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors that the Board may consider appropriate in the circumstances. Our bank credit facilities also contain dividend restrictions.

MARKET FOR COMMON SHARES

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “WPT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:

Toronto Stock Exchange

Period	High ($)	Low ($)	Close ($)	Volume
April 2007	2.05	1.45	1.95	3,834,976
May 2007	1.98	1.77	1.84	3,089,440
June 2007	3.18	1.83	3.02	7,557,733
July 2007	3.29	2.50	2.75	7,564,332
August 2007	2.80	1.53	1.76	5,643,972
September 2007	2.53	1.68	2.44	4,099,074
October 2007	2.92	2.20	2.49	5,511,699
November 2007	3.00	2.34	2.72	4,323,054
December 2007	2.85	2.00	2.85	3,134,545
January 2008	3.13	1.51	2.79	7,394,215
February 2008	3.33	2.64	3.20	7,590,971
March 2008	3.30	2.64	3.05	3,582,339
April 2008	3.20	2.66	2.90	2,592,883
May 2008	4.43	2.71	4.30	7,822,834
June 2008 (to June 25, 2008)	5.50	4.25	4.85	10,595,763

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”) issuable in series with no par value. As at March 31, 2008, our issued share capital consisted of 95,959,485 Common Shares. Our Board may at any time issue any Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series.

As more fully detailed below under “Description of Common Shares”, the holders of our Common Shares are entitled to notice of, to attend, and to one vote per Common Share at, all meetings of our shareholders. The holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.

Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF COMMON SHARES

The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the Common Shares.

	March 31, 2008		June 25, 2008
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
			(Unaudited)	(Unaudited)

Shares outstanding	95,959,485	N/A	96,178,020	N/A
Share Options
- Outstanding	4,325,297	$1.99	4,105,625	$2.01
- Exercisable	2,916,539	$2.22	2,698,534	$2.27
Performance Share Units
- Outstanding	3,790,468	N/A	3,790,468	N/A
- Exercisable	1,940,470	N/A	1,940,470	N/A

As part of our proposed offering of debentures announced in June 2008, (see “Debenture Units” on Page 45 of this AIF) and which is expected to close on or about July 3, 2008, 2,700,000 warrants will be issued as part of the offering and 161,413 issued as broker warrants.  The total 2,861,413 warrants will have a weighted average exercise price of $5.31.

DIRECTORS, OFFICERS, AND SENIOR MANAGEMENT

Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until the next annual general meeting of shareholders at which time they may be re-elected or replaced.

The following table sets forth the names and municipalities of residence of all of our directors and senior officers and those of our wholly-owned subsidiaries as of June 25, 2008, as well as the positions and offices held by such persons, their principal occupations and number of Common Shares held as of June 25, 2008:

Name and Municipality of Residence	Position with the Corporation	Principal Occupation for last five years	Director of the Corporation Since	Number of Common Shares held/% of outstanding Common Shares as of June 25, 2008
John A. Beaulieu (1)(2)(3) Vancouver, Washington	Chairman and Director	Managing Partner of Cascadia Pacific Management LLP (a private venture fund company)	September 1997	41,087/0.04%

Warren J. Baker (3)(4) Avila Beach, California	Director	President, California Polytechnic State University	September 2002	7,500/0.01%

Henry F. Bauermeister Jr. (1)(2) Lee’s Summit, Missouri	Director	Corporate Director; previously President of Cummins Mid-America	October 2005	50,000/0.05%

David R. Demers (4)(5)(7) West Vancouver, British Columbia	Chief Executive Officer and Director	Chief Executive Officer of Westport	March 1995	364,619/0.38%

J. Michael Gallagher (5)(6) Vancouver, British Columbia	President, Chief Operating Officer and Director	President and Chief Operating Officer of Westport	July 2007	86,810/0.09%

Name and Municipality of Residence	Position with the Corporation	Principal Occupation for last five years	Director of the Corporation Since	Number of Common Shares held/% of outstanding Common Shares as of June 25, 2008
Dezsö J. Horváth (1)(2)(3)(4) Toronto, Ontario	Director	Dean and Tanna H. Schulich Chair in Strategic Management, Schulich School of Business, York University	September 2001	135,000/0.14%

Andrew Littlefair (4) Newport Beach, California	Director	President and Chief Executive Officer of Clean Energy Fuels Corp.	July 2007	38,500/0.04%

Jonathan E. Burke Vancouver, British Columbia	Vice President, Corporate Development, WPI

Vice President, Corporate Development (formerly Senior Director, Investor Relations and Corporate Communications, and Director of Investor Relations) of WPI; previously Director of Business Development and Investor Relations at MIGENIX Inc.

			N/A	45,315/0.05%

K. Bruce Hodgins Delta, British Columbia	Vice President, Market Development, WPI	Vice President, Market Development of WPI	N/A	68,713/0.07%

W. Chipman Johnston Calgary, Alberta	Corporate Secretary	Partner (formerly an associate) at Bennett Jones, LLP	N/A	10,593/0.01%

Melih Ogmen Port Moody, British Columbia	Vice President, Heavy Duty Operations, WPI	Vice President, Heavy Duty Operations of WPI; previously President of Hydrogenics Test Systems and General Manager of ATC, a Dofasco Company	N/A	Nil/Nil

Patric Ouellette Vancouver, British Columbia	Vice President, Heavy Duty Engineering and Chief Technology Officer, WPI	Vice President, Heavy Duty Engineering and Chief Technology Officer of Westport	N/A	12,026/0.01%

Anthony R. Picarello Chandler, Arizona	Vice President, Global Heavy Duty Sales and Marketing, WPI	Vice President, Global Heavy Duty Sales and Marketing of WPI; previously Executive Director of Marketing for Volvo Trucks North America	N/A	0/0.00%

Duane A. Radcliffe Vancouver, British Columbia	Vice President, Organizational Development, WPI	Vice President, Organizational Development (formerly Director, Human Resources) of WPI	N/A	760/0.00%

Ian J. Scott Vancouver, British Columbia	President, Juniper Engines Inc.	President of Juniper Engines Inc.; previously Vice President, Emerging Markets and Business Development, Director, Strategy and New Business Development, and Director, Strategic Planning, of WPI	N/A	64,713/0.07%

Nicholas C. Sonntag (6) Gibsons, British Columbia/ Beijing, China	Executive Vice President, Corporate Development, WPI, and President, Westport Asia	Executive Vice President, Corporate Development of WPI and President of Westport Asia; previously President of CH2M HILL China Ltd. and President of CH2M HILL Canada Ltd.	N/A	5,000/0.00%

Elaine A. Wong (5) Vancouver, British Columbia	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Westport	N/A	97,831/0.10%

Notes:

(1) Member of the Audit Committee.

(2) Member of the Human Resources and Compensation Committee.

(3) Member of the Nominating and Corporate Governance Committee.

(4) Member of the Strategy Committee.

(5) Member of the CWI board of directors.

(6) Member of the BWI board of directors.

(7) Member of the board of directors of Juniper Engines Inc.

DIRECTOR BIOGRAPHIES

John A. Beaulieu, a U.S. citizen, of Vancouver, Washington, USA, joined the Board in September of 1997 and was appointed Chairman in 2002. He is also currently Chair of the Human Resources and Compensation Committee. Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986. Mr. Beaulieu’s business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products. Earlier executive employment was at Proctor & Gamble, Ford Motor Company, and Arthur Young & Co. Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California. Mr. Beaulieu is also a member of the board of directors of other privately-held venture backed enterprises, and one socially focused organization.

Warren J. Baker, a U.S. citizen, of Avila Beach, California, USA, joined Westport’s Board in September of 2002. He is currently Chair of the Nominating and Corporate Governance Committee. He has been President of California Polytechnic State University in San Luis Obispo, California since 1979. Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a member of the board of directors of the California Council for Science and Technology, and a member of the U.S. Business-Higher Education Forum. Dr. Baker has served as a member of the U.S. National Science Board, and has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation. Dr. Baker is also a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers’ Education Foundation, and is a member of the Board of Governors, U.S. – Mexico Foundation for Science and a member of the board of directors, MESA California (Mathematics-Engineering-Science Achievement).

Henry F. Bauermeister Jr., a U.S. citizen, of Lee’s Summit, Missouri, USA, joined Westport’s Board in October of 2005. He is currently Chair of the Audit Committee. From 1995 to 2005, Mr. Bauermeister was the President of Cummins Mid-America, the Cummins distributor for Kansas and Missouri, located in Kansas City. From 1978 to 1995, he was President of Diesel ReCon at Cummins Inc., the business unit responsible for remanufacturing and reselling used engines and parts. Under Mr. Bauermeister’s leadership, revenues at Cummins Diesel ReCon grew tenfold. Mr. Bauermeister is a Certified Public Accountant (Indiana) and received his bachelor’s degree from the University of Nebraska where he majored in Accounting and minored in Economics. Mr. Bauermeister has held a number of financial positions within Cummins including the Group Controller position for the Components Group.

David R. Demers, a Canadian citizen, of West Vancouver, British Columbia, Canada, is one of the founders of Westport Innovations Inc. and has been Chief Executive Officer since it was formed in March 1995.  He started his career at IBM Canada in 1978, where he held several positions in marketing and management.  He has a Bachelor of Physics Degree and a Bachelor of Laws Degree, both from the University of Saskatchewan.  Mr. Demers has been involved in a number of technology company startups as investor, advisor and as a director, including ECRI (private software company focusing on crime analysis), EnWave (TSX:ENW – microwave processing systems), Clean Energy Fuels (NASDAQ: CLNE — natural gas and hydrogen vehicle fueling), Asia Biochem (TSX:ABC – a Chinese industrial company), Brightside (private LED display technology company, sold in 2007 to Dolby). He was a founder of Vancouver Social Ventures Partners and the Beech Foundation for art education, and from 2005 to 2008 was the Technology Division Campaign Chair for the United Way.

J. Michael Gallagher, a U.S. citizen, of Vancouver, British Columbia, Canada, has been a member of Westport’s Board since July 2007 and was appointed Westport’s President in October 2004, in addition to his role as Westport’s Chief Operating Officer, which he has held since January 6, 2003. He is also a member of the board of directors of CWI and BWI, both private companies in which Westport has a 50% investment. Prior to joining Westport, Dr. Gallagher was Senior Vice-President, Operations, Americas, for Fluor Corp., an international engineering company headquartered in California. He also held senior executive positions with the London-based multinational engineering firm Kvaerner Group, as well as with the Bechtel Group in San Francisco. Dr. Gallagher is also on the board of several non-profit organizations, including the California Natural Gas Vehicle Partnership, WestStart-CALSTART and the Canadian Centre for Policy Ingenuity.

Dezsö J. Horváth, a Canadian citizen, of Toronto, Ontario, Canada, has been a member of Westport’s Board since September 2001. He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He holds an electrical engineering degree, as well as degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early research and development career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. Since becoming Schulich’s Dean in 1988, Dr. Horváth has worked with internal and external stakeholders to position Schulich as “Canada’s Global Business School™”. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation and Samuel, Son & Co. Limited. He is also on the board of The Toronto International Leadership Centre for Financial Sector Supervision (a non-profit organization), as well as being on the Advisory Board of the St. Petersburg University Graduate School of Management and the International Advisory Council of the Guanghua School of Management, Peking University. He is a Co-Founder of the Czech Management Centre, Prague, and the International Management Centre, Hungary (now part of the Central European University in Budapest). Dr. Horváth is a member of the Strategic Management Society, the Academy of Management and the Academy of International Business (“AIB”). In 2004, he was named AIB International Dean of the Year.

Andrew J. Littlefair, a U.S. citizen, of Newport Beach, California, USA, has been a member of Westport’s Board since July 2007. He is President, Chief Executive Officer and a director of Clean Energy (a publicly traded company). From 1996 to 2001, Mr. Littlefair served as President of Pickens Fuel Corp. From 1987 to 1996, Mr. Littlefair served in various management positions at Mesa, Inc., an energy company of which Boone Pickens was Chief Executive Officer. From 1983 to 1987, Mr. Littlefair served in the Reagan Administration as a presidential aide. Mr. Littlefair is also currently Chairman of NGV America, a U.S. advocacy group for natural gas vehicles. Mr. Littlefair holds a B.A. from the University of Southern California.

OFFICER AND SENIOR MANAGEMENT BIOGRAPHIES

Jonathan E. Burke joined Westport in 2006 as Director of Investor Relations. He was appointed Senior Director, Investor Relations and Corporate Communications in 2006, and Vice President, Corporate Development in 2007. Mr. Burke is responsible for Westport’s government relations, external affairs and new business development initiatives outside of the core CWI and Heavy-Duty HPDI business units. Mr. Burke has over 10 years’ experience in corporate and investor communications and business development for both private and public technology companies. Prior to Westport, he was Director of Business Development and Investor Relations at MIGENIX Inc., a publicly-traded biotechnology company. Prior to that, he held investor relations and corporate communications roles in the biotechnology, medical device, and venture capital fields. Mr. Burke is a Director of the British Columbia Innovation Council and he holds a Masters of Business Administration from Athabasca University.

K. Bruce Hodgins joined us in 1999 as Director of Business Development and was promoted to Vice President in 2001. His current responsibility is development of our Australian heavy-duty truck business. Mr. Hodgins is one of the original inventors of the high-pressure direct injection fuel system developed at the University of British Columbia. He also has had experience developing natural gas refuelling infrastructure in his role as Technical Director of Fuels and Lubricants with a Canadian fuel company. Mr. Hodgins obtained a Bachelor of Applied Science honours degree in Mechanical Engineering from the University of British Columbia in 1986.

W. Chipman Johnston was appointed Westport’s Corporate Secretary in April 2006. Mr. Johnston has been a Partner of Bennett Jones LLP, a law firm located in Calgary, Alberta since 2004. From 1996 to 2004, he was an associate of Bennett Jones LLP. Mr. Johnston’s practice focuses on mergers and acquisitions and equity capital raisings, primarily with clients in the upstream energy and oilfield services industries. He is a member of the External Relations Committee of the Telus World of Science and a member of the TSX Listing Advisory Committee. Mr. Johnston holds a B.A. from the University of Calgary and an L.L.B. from Osgoode Hall Law School.

Melih Ogmen joined Westport in April 2007 as Vice President of Heavy-Duty Operations. In this role he is responsible for global heavy-duty truck system supply chain and product delivery. Prior to joining Westport, he was President of Hydrogenics Test Systems, where he delivered to customers a comprehensive portfolio of world-leading fuel cell testing and diagnostic products. Dr. Ogmen has also spent 17 years in the automotive industry with companies such as Powerlasers, Triam Automotive, Magna International, and Dofasco. He received his Bachelor of Science in Physics at Nottingham University in England and subsequently obtained his Master of Science (Physics) from the University of Manitoba and Ph.D. (Physics) from York University in Toronto.

Patric Ouellette joined us in 1996 as Chief Scientist and was promoted to Vice President and Chief Technology Officer in 2002. He leads the engineering team responsible for applying Westport’s technologies to partners’ engine platforms and for new applications. His team also continues to develop technological solutions to improve performance and reduce emissions of engines operating on alternative fuels. Dr. Ouellette obtained a Ph.D. in Mechanical Engineering in 1996 and a Master of Applied Science degree in Mechanical Engineering in 1992, both from the University of British

Columbia. While at the University of British Columbia he was part of the team that developed the HPDI fuel system technology later acquired by Westport. Dr. Ouellette earned a Bachelor of Engineering degree from Montreal’s École Polytechnique in 1989.

Tony Picarello joined Westport in December 2007 as Vice President of Global Heavy Duty Sales and Marketing. Mr. Picarello has over 20 years of proven experience in the global automotive products market. He was most recently the Executive Director of Marketing for Volvo Trucks North America, responsible for brand, product management and business solutions. Prior to joining Volvo, Mr. Picarello held several senior executive sales and marketing positions with Ford Motor Company He received his Bachelor of Science in Philosophy at Northern Arizona University and subsequently obtained his Master of Business Administration from the University of Dallas.

Duane A. Radcliffe joined Westport in 1999 and was appointed Director, Human Resources in 2004, and Vice President, Organisational Development in 2008. Mr. Radcliffe is responsible for leading Westport’s human resources, facilities management and information technology programs as well as assigned organizational change and integration efforts. He was also the human resources leader for the CWI joint venture from 2001 to 2003. Prior to joining Westport, Mr. Radcliffe was with a human resources services provider focusing on organizational integration and recruitment projects. He earned his Bachelor of Physical Education degree in 1993 from the University of British Columbia and a Masters of Business Administration in 2004 from Royal Roads University British Columbia.

Ian J. Scott joined Westport in 2001. He was appointed Director, Strategy and New Business Development in 2003, and Vice President, Emerging Markets and Business Development in 2006, when he was responsible for Westport’s new initiatives outside of the core CWI and Heavy-Duty business units. In 2008, Mr. Scott was appointed President of Juniper Engines Inc., Westport’s joint venture with OMVL SpA of Italy. Prior to joining Westport, Mr. Scott held petroleum engineering positions with Amoco and Schlumberger in Canada, Europe and Africa. He earned a Bachelor of Applied Science (Geological Engineering) degree in 1986 and an MBA (Strategic Management) in 2001, both from the University of British Columbia.

Nicholas C. Sonntag joined Westport in October 2006 as President, Westport Asia, where he is responsible for the growth and development of Westport’s emerging businesses and opportunities in Asia. He is also Executive Vice President of Corporate Development and is a Director of BWI. Prior to joining Westport, he served as President of CH2M HILL’s operations in Beijing, China, working on sustainable infrastructure and industrial development across China and Hong Kong. He has also held senior executive positions with CH2M HILL Canada, the Stockholm Environment Institute, the International Institute for Sustainable Development, and the U.N. Conference on Environment and Development. His memberships and board positions include: Royal Roads School of Environment & Sustainability; Environmental Forum of the American Chamber of Commerce in Beijing; Environmental Management College of China; and China-U.S. Center for Sustainable Development. Mr. Sonntag obtained a Bachelor of Science in Engineering Physics and a Master of Science, Business Administration from the University of British Columbia.

Elaine A. Wong joined Westport in September 2001 as Director, Corporate Performance, responsible for the Company’s financial planning and analysis, and as Director of Finance for CWI. Ms. Wong is currently an Executive Vice President and our Chief Financial Officer. She is also a Director of CWI. She also serves as Westport’s representative on the board of directors of Canadian Business for Social Responsibility, a non-profit, national membership organisation of Canadian companies who have made a commitment to operate in a socially, environmentally, and financially responsible manner. Prior to joining us, Ms. Wong was the Director of Corporate Performance for TELUS Enterprise Solutions, an information technology company with offices across Canada and in Asia, where she was involved in strategy, planning, mergers and acquisitions, and other corporate development projects. Ms. Wong has her Chartered Accountant (1993) and Certified Public Accountant (Illinois) (2001) designations, as well as a Bachelors of Commerce Degree with Honours (1990) from the University of British Columbia.

SHAREHOLDINGS OF DIRECTORS AND OFFICERS

As of June 25, 2008, our directors and officers as a group beneficially owned, directly or indirectly 1,028,467 of our Common Shares, representing approximately 1.07% of the 96,178,020 Common Shares outstanding on June 25, 2008.

CONFLICTS OF INTEREST

David Demers and Michael Gallagher, both directors and officers of Westport, serve on the board of CWI, our 50:50 joint venture with Cummins. Mr. Demers is also a director of Juniper Engines Inc., our 49:51 joint venture with OMVL. Elaine Wong, an officer of Westport, is also a board member of CWI. Michael Gallagher and Nicholas Sonntag, both officers of Westport, are board members of BWI, our 50:50 joint venture with BTIC.

RISK FACTORS

An investment in our business involves risk and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.

We have incurred and continue to incur losses

We have incurred substantial losses since our inception in 1996, and continue to incur losses and experience negative cash flows. We cannot predict if and when we will operate profitably, generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows and we may need to raise additional capital.

We may be unable to raise additional capital

Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can, however, be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Potential fluctuations in our financial results make financial forecasting difficult

We expect our revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues and competitive factors. In addition, the continuance and timing of government funding of our research and development programs is difficult to predict, and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization, we cannot accurately predict our future revenues or results of operations. We are also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our shares might be materially and adversely affected.

A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate

Although we are seeing strong growth in CWI revenues and interest from the San Pedro Bay Ports, municipalities and private fleets, engines with our fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental cost. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the ability to successfully build the refueling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.

If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.

We currently benefit from government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected

While some of our customers and potential customers have made successful applications for government incentives to assist them in converting their vehicles to natural gas engines, there is no guarantee that such incentives will continue to be available. Today our LNG systems customers and potential customers in the United States may have access to local, state and federal incentives through programs and initiatives such as the federal Highway and Energy Bills, which provide fuel and tax credits, and grants available from Carl Moyer and SCAQMD. If these and other similar incentive programs are discontinued or are no longer available to our customers and potential customers, it may have a detrimental effect on our sales. There are also no guarantees that the San Pedro Bay Ports will carry out or be able to fund their Clean Air Action Plan.

In addition, from time to time we enter into agreements with government agencies to fund our research and development programs. There can be no assurance that we will continue to receive funding from government agencies at the same levels we have received in the past or at all. Funding agreements with government agencies are also subject to audit, which could result in certain funding being denied or monies received from such agencies having to be repaid.

Fuel price differentials are hard to predict and may be less favourable in the future

The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas and diesel fuel. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, pipeline transportation capacity for natural gas, refining capacity for crude oil and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel fuel.

Our growth rate is dependent on growth in natural gas refuelling infrastructure that may not take place

For motor vehicles, natural gas must be carried on board in liquefied or compressed form and there are few public or private refuelling stations available in most jurisdictions. We are involved in developing such infrastructure through our relationship with Clean Energy, the largest natural gas refuelling company for vehicles in North America, and are seeking further involvement with other natural gas refuelling companies. However, there can be no assurance that Clean Energy will continue to be successful in expanding the availability of natural gas as a vehicle fuel, or that other companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.

Changes in environmental and regulatory policies could hurt the market for our products

We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the automotive markets and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face and will continue to face significant competition

Our products face and will continue to face significant competition, including from incumbent technologies. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.

Competition for our products may come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other fuel systems. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: emissions performance, fuel economy, engine performance, power density, engine and fuel system weight, and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success

Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects, and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. There can be no assurance that:

•                  any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•                  we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•                  any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•                  our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•                  any of our trade secrets will not be learned independently by our competitors; or

•                  the steps we take to protect our intellectual property will be adequate.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.

We could become engaged in intellectual property litigation that may negatively affect our business

While we are not currently engaged in any intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation is resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•                  pay substantial damages;

•                  cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•                  expend significant resources to develop or acquire non-infringing intellectual property;

•                  discontinue processes incorporating infringing technology; or

•                  obtain licenses to the infringing intellectual property.

Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.

We could become liable for environmental damages resulting from our research, development or manufacturing activities

The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

Certain of our products may not be commercially viable

Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect, or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our HPDI LNG systems presently have higher initial capital costs than many established competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not yet been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life cycle costs basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets and power generators will be unlikely to buy products containing our fuel systems.

We are dependent on relationships with strategic partners

Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution. To be commercially viable, our fuel systems must be integrated into engines and our engines must be integrated into chassis manufactured by OEMs. We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements, or that OEMs will manufacture engines with our fuel systems or chassis for our engines, or, if they do manufacture such products, that customers will choose to purchase them. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results. In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.

Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.

In addition, agreements with our strategic partners may have provisions that give rise to disputes regarding the rights and obligations of the parties.  These and other possible disagreements could lead to termination of the agreement or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration.  Moreover, disagreements could arise with our strategic partners over rights to intellectual property.  These kinds of disagreements could result in costly and time-consuming litigation.  Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers

While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with BTIC and Cryostar, certain of these manufacturers may presently be the sole supplier of key components for our products and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks, and pumps for our HPDI LNG systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, by carrying inventory, and by locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.

We are dependent on our relationship with Cummins for CWI revenues and profits

The majority of our revenues are currently derived from the operations of CWI, which, in turn, purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on our business and financial results.

Our limited production trials, commercial launch activities and field tests could encounter problems

We are currently conducting, and plan to continue to conduct, limited production trials and field tests on a number of our products as part of our product development cycle and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations

To support the launch, and increase sales and service, of our LNG system products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

Warranty claims could diminish our margins

There is a risk that the warranty accrual included in our cost of product revenue is not sufficient and that we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification or recall of our products, which, in turn, may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially.

Although CWI products have shown improvements in warranty experience over the past few years and we continue to work to improve our products, there are no guarantees that this trend will continue or that it will not reverse. New products may have different performance characteristics from previous products. In addition, we have limited field experience with our HPDI LNG systems from which to make our warranty accrual estimates.

We could become subject to product liability claims

Our business exposes us to potential product liability claims that are inherent in natural gas, propane, and hydrogen and products that use these gases. Natural gas, propane, and hydrogen are flammable gases and therefore potentially dangerous products. We also produce fuel processors that generate hydrogen from certain raw fuels, which are also flammable. Any accidents involving our products or other natural gas, propane, or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.

We have foreign currency risk

While a majority of our revenues, cost of sales, expenses and warranty balances are all denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars. Foreign exchange gains and losses are included in results from operations. A large decline in the value of the U.S. dollar relative to the Canadian dollar could impair revenues, margins and other financial results. For example, for fiscal 2008, the decline of the U.S. dollar offset the increase in our revenues. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. From fiscal 2002 to fiscal 2007, on average, the U.S. dollar has declined 28% against the Canadian dollar. From fiscal 2007 to fiscal 2008, on average, the U.S. dollar depreciated a further 12%.

We could lose or fail to attract the personnel necessary to run our business

Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating personnel. As we develop additional capabilities we may require more skilled personnel. Given the highly specialized nature of our products, these personnel must be highly skilled and have a sound understanding of our industry, business or our technology. Recruiting personnel for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified personnel, there can be no assurance that we will continue to attract and retain the personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.

If we do not properly manage foreign sales and operations, our business could suffer

We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate, and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.

We may not realize the anticipated benefits from joint ventures, investments or acquisitions

Our joint ventures, and any future joint venture, investment or acquisition could expose us to certain liabilities, including those that we fail or are unable to identify during the investment of acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

Our share price may fluctuate

The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our share price may be unrelated to our operating performance. Our share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key personnel; general market conditions; and other events or factors, many of which may be beyond our control.

AUDIT COMMITTEE MATTERS

MANDATE OF THE AUDIT COMMITTEE

The mandate (the “Mandate”) of the Audit Committee as proscribed by the Board of Directors is set out in the Audit Committee Charter. The charter was most recently updated on May 22, 2008 and is reflected below.

Purpose

The Audit Committee is a standing committee of the Board of Westport, and was established to assist the Board in fulfilling its oversight responsibilities with respect to:

(a)          the integrity of financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;

(b)         the adequacy and effectiveness of the system of internal controls implemented and maintained by Westport management (“Management”);

(c)          the understanding of risks, specifically around financial reporting;

(d)         the promotion of legal and ethical conduct; and

(e)          the independence, qualifications, and performance of the external auditors.

Authority

The Audit Committee has unrestricted access to our personnel and documents and to its external auditors and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Audit Committee’s scope of responsibility and is empowered, if it deems it necessary, to retain special legal, accounting or other consultants to advise the Audit Committee at our expense. The Audit Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Audit Committee.

Composition

The Audit Committee shall consist, at a minimum, of three members of the Board, one of whom shall be designated the Chair, as appointed by the Board. The Audit Committee shall be composed solely of outside (non-Management) directors who are also “unrelated” and “independent” as defined by the Canadian Securities Administrators under Multilateral Instrument 52-110. Each of the directors on the Audit Committee shall possess a basic level of “financial literacy”, and at least one member should have accounting or related financial management experience. The Board shall give consideration to the periodic rotation of Audit Audit Committee membership and, from time to time as the Board sees fit, the Chair of the Audit Committee.

Meetings

Regular meetings of the Audit Committee shall be held at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Company’s other financial disclosures. Additional meetings may be called as necessary.  A quorum of a majority of the members of the Audit Committee, one of whom must be the Audit Committee Chair, unless he or she has designated another member to act as Chair, is required for each meeting.

The Audit Committee Chair shall, in consultation with Management and the external auditors, set the Audit Committee meeting agendas.  Audit Committee members may recommend agenda items subject to approval by the Chair. The Audit Committee shall meet in executive session with Management, the external auditors, and as an Audit Committee to discuss any matters that the Audit Committee or each of these groups believes should be discussed. The Audit Committee and the General Counsel shall also meet in executive session to review legal matters that may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Audit Committee, the Chair of the Board or the auditors may, subject to required notice, call a meeting of the Audit Committee at any time.

Audit Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of Westport and circulated to all Board members.

The Audit Committee is charged with the following specific responsibilities:

1.             The Audit Committee’s Relationship with the External Auditors

The Audit Committee is responsible for recommending to the Board:

(a)          the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for Westport; and

(b)         the compensation of the external auditor.

The Audit Committee shall satisfy itself regarding the independence of the external auditors and report their conclusions and the basis for those conclusions to the Board.

With regard to overseeing the work of the external auditors, the Audit Committee is responsible, in consultation with management, for the following activities:

(a)          approving the audit scope;

(b)         reviewing the results of their work;

(c)          pre-approving any non-audit services or delegating such authority to the Audit Committee Chair;

(d)         evaluating the performance of the external auditors; and

(e)          resolving any disagreements between Management and the external auditors regarding financial reporting.

The Audit Committee shall obtain from the external auditors, on an annual basis, a report summarizing, among other things, the results of their audit, assessments or recommendations relating to accounting policies or estimates, and their assessment of internal management controls, including the identification of any weaknesses in such controls.

2.             Oversight of Risk Management Processes

Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Audit Committee by the Board, the Audit Committee shall be responsible for assessing the range of risks and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Audit Committee shall:

(a)          have the primary oversight role with respect to identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport; and

(b)         assess, as part of its oversight of the system of internal controls, the effectiveness of the overall process for identifying principal business risks and provide its view to the Board.

3.             Oversight of Internal Controls

The Audit Committee shall have the responsibility of assessing whether Management has designed and implemented an effective system of internal control over financial reporting.

Management shall be required to provide the Audit Committee, at least annually, with a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Audit Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.

The General Counsel of Westport shall advise the Audit Committee and the Board with respect to Westport’s policies and procedures regarding compliance with applicable laws and regulations and with Westport’s Code of Conduct and Employee Handbook.

The Audit Committee shall also review and approve Westport’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.

4.             Oversight of Continuous Disclosure Reporting

Prior to any disclosure, the Audit Committee shall review and recommend to the Board the approval of the following:

(a)          the quarterly and annual financial statements, MD&A and earnings press releases, in order to satisfy itself that all disclosures are in compliance with regulatory requirements, public financing documents and prospectuses; and

(b)         other continuous disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

In discharging its responsibilities, the Audit Committee will review:

(a)          all critical accounting policies and practices used or to be used by Westport, and changes in the selection and application of accounting principles;

(b)         significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements;

(c)          analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

(d)         the effect of emerging regulatory and accounting initiatives.

The Audit Committee shall review and discuss with the external auditor any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the external auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information, and any significant disagreements with Management.

The Audit Committee shall also establish a process to receive, retain and treat complaints received by Westport regarding accounting, internal controls or auditing matters and establish procedures for the confidential, anonymous submission by Westport employees of questionable practices. This process will be reviewed annually.

Lastly, the Audit Committee shall oversee Management’s development and implementation of appropriate policies regarding continuous disclosure and compliance with filing requirements and prompt reporting to all investors of material events having an impact on Westport.

5.             Related Companies Financial Results

The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest. In addition, an investor company may include the disclosure of Westport’s results or the results of a co-owned subsidiary. The Audit Committee shall establish a coordination and communications framework with the accountants, auditors and audit committees of these companies. The Audit Committee shall satisfy itself that Westport’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.

6.             Other Responsibilities

(a)          Review of Charter. The Audit Committee shall review and reassess the adequacy of this charter at least annually and recommend to the Board any amendments or modifications to this charter that the Audit Committee deems appropriate. The Audit Committee shall also prepare and disclose a summary of this charter to shareholders.

(b)         Annual Performance Evaluation. At least annually, as part of the Board self-assessment process, the Audit Committee shall evaluate its own performance and report the results of such evaluation to the Board.

(c)          Annual Communication Regarding Significant Disagreements. The Audit Committee shall annually inform the external auditors and Management that they should promptly contact the Audit Committee or its Chair about any significant issue or disagreement related to the system of internal controls and financial reporting.

(d)         Annual Review of Transactions Involving Directors and Officers. The Audit Committee shall annually review a summary of the directors’ and executive officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.

NON-AUDIT SERVICES

The Canadian Institute of Chartered Accountants revised rules of Professional Conduct on auditor independence (the “Rules”) as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee. In accordance with those Rules, the Audit Committee has approved, adopted and made effective Westport’s Audit Committee Preapproval Policy. That policy requires that the Audit Committee approve annually the types of services management may engage the external auditor to perform and that the Audit Committee set a dollar limit per engagement and in aggregate that management may spend on non-audit services. Amounts outside of these services or authorized limits require explicit approval from the Audit Chair.

EXTERNAL AUDITORS’ SERVICE FEES

During the financial years ended March 31, 2008 and 2007 KPMG LLP was paid the following fees from Westport:

Item	2008	2007
Audit fees	$224,540	$198,655
Audit-related fees	32,300	0
Tax fees	55,162	48,925
All other fees	0	0
Total	$312,002	$247,580

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements of Westport and CWI and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.

Tax Fees

Tax fees were for tax compliance and tax advice. These services consisted of tax compliance including the preparation of tax returns.

All Other Fees

There were no fees paid to KPMG LLP that would be considered “Other Fees” in 2008 or 2007. Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Henry F. Bauermeister Jr. (Chair)	Yes	Yes

Mr. Bauermeister is a Certified Public Accountant (Indiana) and received his bachelor’s degree from the University of Nebraska where he majored in Accounting and minored in Economics. Mr. Bauermeister has held a number of financial positions within Cummins including the Group Controller position for the Components Group.

John A. Beaulieu	Yes	Yes

Mr. Beaulieu holds a Bachelor of Commerce degree and a Masters of Business Administration degree, both from Santa Clara University of California. As a co-founder of Cascadia Pacific Management, LLP, a venture capital fund, Mr. Beaulieu has significant experience in the analysis and evaluation of financial results. He has been actively involved in finding, financing, and growing more than 70 emerging technology-based companies since 1986. In addition, during Mr. Beaulieu’s business career he has held general management positions with a number of companies, including President of Steelcraft Corp, Evans Products Company and Ford Motor Company.

Dezsö J. Horváth	Yes	Yes

Dr. Horváth obtained his Masters of Business Administration and a PhD in Policy and Organisational Behaviour from the University of Umea, Sweden. Dr. Horváth holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. Through his academic background and responsibilities as the Dean of the Schulich School of Business, Dr. Horváth has acquired significant financial experience relating to accounting and financial issues. Dr. Horváth is / has been a member of a number of advisory boards in both the public and private sector..

ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings, nor are any such proceedings known to be contemplated. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere disclosed in this AIF, none of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of ours within our three most recently completed financial years, nor in any transaction or proposed transaction within our current financial year which has materially affected or would materially affect us or any of our subsidiaries.

On July 26, 2007, Perseus, L.L.C. (“Perseus”) exercised the conversion option on approximately $22.1 million of secured, subordinated convertible debentures (the “Notes”) held by them in order to acquire approximately 16.5 million of our Common Shares, which were then sold to third parties at a price of $3.10 per share for total gross proceeds of approximately $51.3 million with all proceeds going to Perseus and its affiliates. As an inducement for Perseus’s conversion of the Notes, we agreed to pay an amount equal to 50% of the interest that would otherwise have been payable on the Notes, on December 31, 2007 and June 30, 2008, had the Notes not been converted. Under the terms of the Notes, Perseus was entitled to two of our seven directors. Messrs. John C. Fox and Kenneth M. Socha, both Senior Managing Directors of Perseus, served on the Board until July 26, 2007.

Mr. Littlefair, a member of our Board, is President, Chief Executive Officer and a director of Clean Energy, a publicly traded company in which we own approximately 2% of the issued and outstanding shares of common stock and with which we maintains an ongoing business relationship. In addition, Mr. Demers served as a director of Clean Energy until April 4, 2008. Mr. Kenneth M. Socha also served as a director of Clean Energy. Mr. Thomas Boone Pickens, one of our insiders, is also a director of Clean Energy. Further, during the third quarter of the fiscal year ended March 31, 2008, we entered into a non-interest bearing, limited recourse loan of $6.0 million with Clean Energy Finance, LLC. This loan allowed us to finance the establishment and maintenance of an inventory of approximately 75 liquefied natural gas fuel systems in anticipation of deliveries to customers of the San Pedro Bay Ports, and is repayable only from the receipt of funds from the sale of these fuel systems.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Debenture Units

On June 12, 2008, we announced a debt financing agreement to issue 15,000 debenture units at $1,000 per unit for total gross proceeds of $15 million.  The offering is expected to close in July 2008, subject to market conditions and the satisfaction or waiver of customary closing conditions. Each debenture unit will consist of a $1,000 principal amount 9% unsecured, subordinated debenture (each, a “Debenture”) due three years from the closing date, and 180 Common Share purchase warrants (each, a “Warrant”) with an exercise price of $5.35.  In total, we expect to receive approximately $14.3 million, net of commissions from the offering.  We also issued 161,413 broker warrants with a strike price of $4.60.

The Debentures will bear interest from the date of issue at the rate of 9% per annum, compounded annually, payable in cash semi-annually in arrears on December 15th and June 15th of each year during the term of such Debentures, commencing on December 15, 2008. We will have the option to redeem the Debentures for cash at a redemption price equal to 115% of their principal amount, plus any accrued and unpaid interest to the date of redemption, at any time after 12 months and before 18 months from the date of closing of the offering (the “Closing Date”). At any time after 18 months from the Closing Date to the maturity date, we will have the option to redeem all of the Debentures for cash at a price equal to 110% of their principal amount, plus accrued but unpaid interest to the date of redemption.

Each Warrant will entitle the holder to purchase one Common Share upon the payment of the exercise price of $5.35 per Warrant. The Warrants terminate two years from the Closing Date.

The Debentures will be direct obligations of Westport and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of Westport as described under “Subordination”. The note indenture governing the debentures (“Note Indenture”) will restrict Westport from incurring additional indebtedness for borrowed money, including obligations under banker’s acceptances, commercial paper, bonds and debentures (“Debt”) and from guaranteeing any Debt of other persons, except for:

(i)            Senior Indebtedness, as defined in the Note Indenture;

(ii)           unsecured Debt ranking pari passu with the Debentures in an aggregate principal amount not to exceed $20,000,000 outstanding at any time;

(iii)          guarantees of outstanding Debt of other persons provided that the aggregate outstanding principal amount of pari passu Debt permitted pursuant to paragraph (ii) above together with the outstanding principal amount of any Debt of other persons guaranteed by Westport does not exceed $30,000,000 at any time; and

(iv)          Debt which is expressly subordinated to and postponed in favour of the Debentures.

Westport will not be restricted from increasing the amount of the Senior Indebtedness (as described in paragraphs (i), (ii) and (iii) of the definition of Senior Indebtedness set out in the Note Indenture) to its bankers or other senior lenders currently outstanding or from creating liens on its assets to secure Senior Indebtedness described in such paragraphs or permitted increases to such Senior Indebtedness. The Note Indenture will not restrict subsidiaries and affiliates of Westport from incurring indebtedness for borrowed money or other obligations.

Canada’s Industrial Technologies Office (formerly Technology Partnerships Canada or TPC)

In March 2003, we were awarded a strategic project investment of $18.9 million from TPC (now renamed the “Industrial Technologies Office” (the “ITO”)) to support the development of high-performance low-emissions engines. At the time, TPC was a Government of Canada initiative established to invest strategically in Canadian research, development and innovation.

Under the terms of that agreement, TPC was to contribute the lesser of $18,912,010 and 30% of defined eligible costs to our research and development activities from November 15, 2001 until March 31, 2006, the scheduled project completion date.  On September 30, 2006, we were to issue $4 million in warrants using the closing share price as at that date and Black-Scholes to value each warrant. Moreover, from fiscal year 2007 to 2013, we were to pay a royalty equal to the greater of $1.35 million, of 0.33% of revenues as defined under the agreement. This period was subject to extension to the earlier of 2016, or when we had paid $28.2 million in royalties.

In 2007, the ITO agreed to extend the agreement by two years. Under the amended terms, subject to certain terms and conditions, for each fiscal year from 2009 to 2015 inclusive in which gross business revenues received by us are greater than $13,500,000, the royalty will be the greater of $1,350,000 and 0.33% of such gross business revenues. If royalty repayments do not total $28,189,000 by March 31, 2015, the repayment period will be extended until that amount is reached or until March 31, 2018, whichever is earlier.

Unless the agreement is extended again, the ITO warrants will be issued on September 30, 2008. The number of warrants to be issued will equal $4,000,000 divided by the value attributed to each ITO warrant as determined by the Black-Scholes formula.

Perseus, L.L.C.

On June 12, 2006, we agreed to issue up to $22.1 million in Notes to Perseus, a private equity fund management group. The Notes were issued in two tranches of $13.8 million and $8.3 million, respectively, with the first tranche completed in July 2006 and the second tranche completed in January 2007. Interest was payable semi-annually in arrears, on June 30 and December 31, in additional notes or shares at our option, for the first two years.

After the first two years, interest was to be calculated at a rate of 8% on the outstanding principal amount of the Notes only for the number of trading days in the period on which the share price is below $3.00 and was payable semi-annually in cash, additional convertible notes or shares at our option. The first tranche was convertible to Common Shares at a conversion price of $1.30 at any time during the term of the Notes and the second tranche was convertible to Common Shares at a conversion price equal to $1.40. At the time of issuance of the Notes, the noteholders also received warrants to acquire, at an exercise price equal to the conversion price of the accompanying notes, Common Shares equal to 25% of the number of Common Shares into which the Notes are convertible. The warrants expired four years from the date of issuance and include a cashless exercise provision which allowed the noteholder to receive the number of Common Shares having a value equal to the net gain that would be realized by the noteholder had the warrant been exercised for cash and the related shares sold at the market price on the date the option is exercised. Any warrants converted under the cashless exercise provision were then cancelled. For so long as Perseus continued to hold Notes and warrants convertible into a specified percentage of Westport’s issued and outstanding shares, Perseus had the right to nominate two of seven Board seats. The Notes were secured with a second charge on all of our assets.

On July 26, 2007, Perseus exercised the conversion option on the Notes held by them in order to acquire approximately 16.5 million of our Common Shares, which were then sold to third parties at a price of $3.10 per share for total gross proceeds of approximately $51.3 million with all proceeds going to Perseus and its affiliates. As an inducement for Perseus’s conversion of the Notes, we agreed to pay an amount equal to 50% of the interest that would otherwise have been payable on the Notes on December 31, 2007 and June 30, 2008, had the Notes not been converted. The two Perseus nominated directors also resigned effective July 26, 2007. The 4,134,663 warrants issued as part of the convertible debt were exercised on a cashless basis into 2,338,669 common shares.

Matco Capital Ltd.

On June 13, 2006, we entered into an agreement with Matco Capital Ltd. (“Matco”), an unrelated party, to reorganize WRI, at the time a wholly owned subsidiary of Westport. As part of the reorganization, we substantially transferred all of the assets, liabilities and operations of WRI to another wholly owned Westport company, WPI, which carries on the business previously carried on by WRI.  On closing and post-reorganization, we sold 45% of WRI to Matco for $4.2 million in cash consideration and recognized a gain of $3.9 million, net of related transaction costs. In addition, Matco facilitated access to a limited recourse credit facility for $9.7 million secured only by a pledge by us of 4% of the total shares in WRI and other Matco collateral. Under the terms of our original investment agreement with Matco, the full amount was only drawable under the limited recourse credit facility if a previously identified transaction was completed before December 31, 2006. However, as this transaction did not occur, drawings under this credit facility were limited to $7.3 million. Proceeds from the sale of our remaining shares in WRI are to be first applied to repay the loan. During the year ended March 31, 2007, we drew the full amount available to us under this credit facility of $7.3 million. We paid interest of prime plus 1% on amounts drawn until December 31, 2006, after which time Matco is responsible for bearing such interest costs.

In February 2007, Wild River (formerly WRI) completed a $25.5 million private placement by issuing additional shares, thereby diluting our ownership percentage from 55% to approximately 17%. This dilution resulted in a net dilution gain of approximately $4.0 million. As part of that transaction, we also recognized a gain of $0.2 million on the disposition of an additional 1.5% interest in Wild River reducing our investment to approximately 16% as at March 31, 2007. The proceeds from the sale were used to pay down the related credit facility to $6.7 million. In December 2007, we sold substantially all of our shares in Wild River for proceeds of $6.7 million, which were applied against our related limited recourse bank loan of $6.7 million, thereby fully repaying the loan. We now own less than 0.5% of Wild River.

There were no material changes to the share ownership of Westport, its listing on the Toronto Stock Exchange, CWI, the composition of the board of directors, management or in any of its relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers arising from this series of transactions. We also retain all rights to its intellectual property and will continue to develop and commercialize HPDI technology under its current business plans.

Amended and Restated Joint Venture Agreement

We entered into the Amended JVA with Cummins on December 16, 2003. A copy of the Amended JVA is attached to our material change report dated December 16, 2003 and is available on SEDAR at http://www.sedar.com. See also “OUR BUSINESS” and “OPERATIONS” in this AIF.

INTERESTS OF EXPERTS

KPMG LLP, our independent auditors, have audited our financial statements for the year ended March 31, 2008 as set forth in our Annual Report. As at the date hereof, the partners and associates of KPMG LLP as a group, did not beneficially own any of our outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information, including information as to directors’ and officers’ remuneration and indebtedness, principal holders of our securities, options to purchase securities, and interests of insiders in material transactions is contained in our most recent Management Information Circular, which is available on SEDAR at http://www.sedar.com, and which is incorporated herein by reference and forms an integral part of this AIF.

Additional financial information is contained in our financial statements and Management’s Discussion & Analysis for the year ended March 31, 2008, which are incorporated herein by reference and form an integral part of this AIF.

Additional information relating to Westport may be found on SEDAR at: http://www.sedar.com

www.westport.com